UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nautilus, Inc.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nautilus, Inc.

16400 S.E. Nautilus Dr.

Vancouver, WA 98683

NAUTILUS, INC. 401(k) SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006:

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	11

Form 5500, Schedule H, Delinquent Participant Contributions	12
Note: Other supplemental schedules are omitted because of the absence of conditions under which they are required

SIGNATURE	13

EXHIBIT 23 – Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nautilus, Inc. 401(k) Savings Plan

Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) delinquent participant contributions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

July 13, 2007

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments, at fair value (Note 3)	$20,197,732	$15,260,962

Contributions Receivable:
Employee	116,456	—
Employer	827,700	637,424

Total receivables	944,156	637,424

LIABILITIES
Other payables	(126,687)	(106,122)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	21,015,201	15,792,264

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,354	12,169

NET ASSETS AVAILABLE FOR BENEFITS	$21,028,555	$15,804,433

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS
Investment Income:
Net appreciation in fair value of investments (Note 3)	$1,084,125	$83,326
Interest and dividends	861,962	468,420

Net investment income	1,946,087	551,746

Contributions:
Participants	2,748,810	2,080,997
Employer	827,700	640,414
Rollover contributions	2,672,975	185,168

Total contributions	6,249,485	2,906,579

Total additions	8,195,572	3,458,325
DEDUCTIONS
Benefits paid directly to participants	2,971,450	1,815,746

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,224,122	1,642,579
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	15,804,433	14,161,854

END OF YEAR	$21,028,555	$15,804,433

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

The following description of the Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc. (the “Company”). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan was amended January 1, 2006 to stay current with Employee Retirement Income Security Act of 1974 (“ERISA”) standards and to standardize operating procedures.

Eligibility – The Plan is available to all full-time employees of the Company who are age 18 or older. The Plan is subject to the provisions of the ERISA.

Trustee –T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan’s trustee and holds all investments of the Plan.

Administration of the Plan – The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide recordkeeping services with respect to the Plan.

Contributions – Participants may voluntarily contribute between 1% and 50% of their compensation, limited to $15,000 and $14,000 in 2006 and 2005, respectively, as prescribed by the Internal Revenue Code. Effective October 1, 2006, the Plan initiated “auto-enrollment” in which eligible employees of the Company are automatically enrolled into the Plan the first day of the month following their hire date, unless the participant elects to opt out. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After tax contributions are not permitted by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions and annual employer matching contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds, one trust fund and a Company stock fund as investment options for participants. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into the Company stock fund.

At the end of each plan year, the Company contributes and allocates to each eligible participant matching contributions equal to 50% of the participant’s elective deferral up to 6% of the participant’s eligible compensation. Matching contributions are subject to certain limitations. To become eligible for matching contributions, participants must be employed by the Company for 12 consecutive months. Once eligibility has been established, participants must work a minimum of 1,000 hours during the Plan year and be employed by the Company on the last day of the Plan year to be eligible to receive matching contributions.

Rollover Contributions – The Company completed a business combination during 2005 and as a result, many of the employees participating in the acquired entity’s 401(k) plan rolled their balances into the Plan during 2006 at their election.

Participant Accounts – A separate account is maintained for each participant, which is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan earnings or losses. Allocation of the Plan earnings or losses is based on participant account balances and investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum amount equal to his or her vested account value, elect to maintain his or her account in the Plan until a future date, or elect to receive installment payments.

Forfeitures – Forfeited balances of terminated participants’ nonvested accounts are first used to restore participants’ accounts that return to work for the Company before the end of five consecutive breaks in service and then are used to reduce future employer matching contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $83,134 and $49,621, respectively. Also, in 2006, employer matching contributions were reduced by $78,692 (none in 2005) from forfeited nonvested accounts.

Loans – Loans to participants are not permitted under the Plan. However, employees with loans that existed prior to an acquisition in February 2002 were permitted to rollover any remaining loan balance into the Plan for repayments only.

Termination – Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – The Plan’s investments in mutual funds and common stock are stated at fair value which equals the quoted market price on the last business day of the Plan year. The Plan’s investment in the common trust fund is valued at the net asset value as determined using the estimated fair value of the funds on the last day of the Plan year. The estimated fair value of the investment in the TRP Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements – As described in Financial Accounting Standards Board Staff Position (FSP) number AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The prior year financial statements have been reclassified to reflect retrospective application of the FSP to reflect the proper treatment of the common trust fund investment at fair value and adjust from fair value to contract value for fully benefit-responsive investment contracts.

3.	INVESTMENTS

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows during the years ended December 31, 2006 and 2005:

	2006	2005
Mutual Funds	$1,399,204	$462,507
Company Common Stock	(315,079)	(379,181)

Total	$1,084,125	$83,326

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005
TRP Growth Stock Fund	$4,041,937	$3,627,232
TRP Balanced Fund	2,251,132	2,106,297
TRP Stable Value Fund Sch E (*)	1,557,681	1,446,185
Company Common Stock	N/A	1,267,053
TRP Mid-Cap Growth Fund	1,559,189	1,155,172
TRP Equity Income Fund	1,247,784	990,390
TRP Small-Cap Value Fund	1,110,035	869,479
PIMCO Total Return Fund	N/A	816,873
Julius Baer International Equity A Fund	1,540,592	803,077
TRP Retirement 2030 Fund	1,361,616	N/A

N/A – indicates investment did not exceed 5% of the Plan’s net assets available for benefits at that date.

(*)	TRP Stable Value Fund is stated at fair value. Contract value for this fund is $1,571,035 and $1,458,354 at December 31, 2006 and 2005, respectively.

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The TRP Stable Value Fund invests in guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The issuer of a GIC generally takes a deposit and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and specified interest guaranteed to the fund. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

5.	RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company’s common stock at the direction of the participants. Certain Plan investments are shares of mutual funds and the common trust fund managed by T. Rowe Price. T. Rowe Price is the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various financial instruments including temporary cash investments, mutual funds, a common trust fund, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation. Additionally, investments in mutual funds, the common trust fund, and Company common stock are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	INCOME TAX STATUS

The Plan Document is based on an underlying non-standardized prototype plan which has applied for a letter from the Internal Revenue Service (“IRS”). The opinion letter will indicate whether the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

During the years ended December 31, 2006 and 2005, the Plan failed to pass the requirements for the Actual Deferral Percentage (“ADP”) discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2006 and 2005. The excess contributions are included as other payables in the Statements of Net Assets Available for Benefits at December 31, 2006 and 2005.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$21,028,555
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(13,354)

Net assets available for benefits per the Form 5500, at fair value	$21,015,201

NAUTILUS, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	MUTUAL FUNDS:
	Bond Funds
	PIMCO Total Return Fund		$789,378
	Stock Funds
*	TRP Balanced Fund		2,251,132
*	TRP Equity Income Fund		1,247,784
*	TRP Equity Index 500 Fund		951,566
*	TRP Growth Stock Fund		4,041,937
*	TRP Mid-Cap Growth Fund		1,559,189
*	TRP Mid-Cap Value Fund		424,047
*	TRP Retirement Income Fund		22,330
*	TRP Retirement 2010 Fund		265,890
*	TRP Retirement 2020 Fund		1,007,837
*	TRP Retirement 2030 Fund		1,361,616
*	TRP Retirement 2040 Fund		794,967
	Julius Baer International Equity A Fund		1,540,592
*	TCM Small Cap Growth Fund		315,907
*	TRP Small-Cap Value Fund		1,110,035

	Total mutual funds		17,684,207

	COMMON TRUST FUND:
*	TRP Stable Value Fund Sch E		1,557,681

	COMPANY COMMON STOCK:
*	Nautilus, Inc.		955,732

	PARTICIPANT LOAN - (Interest rate of 7% maturing 2/14/2007)		112

	TOTAL INVESTMENTS		$20,197,732

*	Denotes a party-in-interest with respect to the Plan

(1)	Historical cost information is not required for participant-directed investments.

NAUTILUS, INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Question 4a. “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102, “was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transactions	Amount
Nautilus, Inc.	Employer/Plan Sponsor	The September 14, 2006 participant contribution was not funded within the time period prescribed by the D.O.L. Regulation 2510.3-102.	$93,873

Nautilus, Inc.	Employer/Plan Sponsor	The March 31, 2006 participant contribution was not funded within the time period described by the D.O.L. Regulation 2510.3-102.	$105,688

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN (Name of Plan)

Date: July 16, 2007	By:	/s/ William D. Meadowcroft
William D. Meadowcroft
Chief Financial Officer, Secretary and Treasurer Nautilus, Inc.